Exhibit 11

OURPET'S COMPANY AND SUBSIDIARIES

 STATEMENT OF COMPUTATION OF NET INCOME PER SHARE

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2011	2010	2011	2010
Net income	$(285,055)	$34,837	$273,329	$589,995

Preferred Stock dividend requirements	(23,068)	(27,393)	(68,451)	(77,415)

Net income attributable to common stockholders	$(308,123)	$7,444	$204,878	$512,580

Weighted average number of common shares outstanding	15,737,314	15,579,374	15,733,380	15,458,405

Preferred Stock Common Share Equivalents	-	-	-	-

Dilutive Stock Options outstanding for the Period	688,798	847,982	761,825	791,403

Dilutive Warrants outstanding for the Period	1,188,496	1,722,329	1,480,825	1,438,011

Weighted average number of common and equivalent shares outstanding	17,614,608	18,149,685	17,976,030	17,687,819

Net income (loss) per common share	$(0.02)	$-	$0.01	$0.03